Exhibit 11. Computation of per share earnings

      The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	(000’s except share data)
	Year ended December 31

	2004	2003	2002

Numerator:
Net income available to common shareholders for basic and diluted earnings per share	$27,540	$24,207	$21,584
Denominator:
Denominator for basic earnings per common share — weighted average shares(1)	7,311,944	7,185,888	7,075,934
Effect of diluted securities:
Stock options(1)	146,928	164,572	194,263

Denominator for diluted earnings per common share — adjusted weighted average shares(1)	7,458,872	7,350,460	7,270,197

Basic earnings per common share(1)	$3.77	$3.37	$3.05
Diluted earnings per common share(1)	3.69	3.29	2.97

(1) Adjusted for the effects of the 10 percent stock dividends in 2004 and 2003.